04046093

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: NTT Urban Development Corporation

*CURRENT ADDRESS: 25-5, Haraikatamachi
Shinjuku-Ku Tokyo
(Japan)

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 34835 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: MCor

DAT : 11/10/04

Exhibit B

(Summary English Translation)

RECEIVED

2004 OCT 21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 23, 2003

Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT CORPORATION
25-5, Haraikatamachi
Shinjuku-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Resolutions of the 18th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 18th Ordinary General Meeting of Shareholders held on June 23, 2003.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2003 and Business Report and Statement of Income for the 18th fiscal year (from April 1, 2002 through March 31, 2003)

We reported the contents of the above statements of account.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 18th fiscal year

Agendum No. 2: Amendments to the Articles of Incorporation

Agendum No. 3: Election of two directors

Agendum No. 4: Election of two corporate auditors

Agendum No. 5: Payment of retirement benefits to retiring directors

Agendum No. 6: Appointment of independent auditors

All agenda were approved and adopted as proposed.

Payment of Dividends

Information concerning payment of dividends, such as the number of shares held, dividends per share, aggregate amount of dividends, withholding income tax, amount of payment after tax, payment date and bank account is mentioned.

Exhibit C

(Summary English Translation)

RECEIVED
2004 OCT 26 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 25, 2003

Mr. Norio Wada
President & CEO
Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT CORPORATION
25-5, Haraikatamachi
Shinjuku-ku, Tokyo
Japan

Kiyoshi Mita (Seal)
Representative Director and President

Request for Approval of Matters to be Resolved
at an Ordinary General Meeting of Shareholders

Article 253 of the Commercial Code of Japan provides that the matters to be resolved at an Ordinary General Meeting of Shareholders may be deemed to be resolved at an Ordinary General Meeting of Shareholders without holding such Meeting, with a written approval of all shareholders. Therefore, we would like to adopt the following agenda, which are matters to be resolved at an Ordinary General Meeting of Shareholders, pursuant to the aforesaid procedure.

Please indicate your approval in writing by filling in the date and signing or affixing your seal to the enclosed form entitled "Approval of the Agenda Proposed by the Company Concerning Matters to be Resolved at an Ordinary General Meeting of Shareholders", and return the form to us.

Particulars

Agenda proposed by the Company:

Agendum No. 1: Election of a director

Name and brief personal history of the candidate are mentioned.

Agendum No. 2: Payment of retirement benefits to retired and retiring directors

It is proposed that appropriate retirement benefits be paid to retired and retiring directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of such directors are mentioned.

Exhibit C

(Summary English Translation)

November 25, 2003

NTT URBAN DEVELOPMENT CORPORATION

Approval of the Agenda Proposed by the Company Concerning
Matters to be Resolved at an Ordinary General Meeting of Shareholders

Pursuant to the provisions of paragraph 1 of Article 253 of the Commercial Code of Japan, we approve the agenda proposed by the Company as described below.

Shareholder:

Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Norio Wada (Seal)
President & CEO

Particulars

Agenda proposed by the Company:

Agendum No. 1: Election of a director

Name and brief personal history of the candidate are mentioned.

Agendum No. 2: Payment of retirement benefits to retired and retiring directors

It is proposed that appropriate retirement benefits be paid to retired and retiring directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of such directors are mentioned.

Exhibit E

(Summary English Translation)

RECEIVED

2004 OCT 26 P 3: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 25, 2004

Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Resolutions of the 19th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 19th Ordinary General Meeting of Shareholders held on June 25, 2004.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2004 and Business Report and Statement of Income for the 19th fiscal year (from April 1, 2003 through March 31, 2004)

We reported the contents of the above statements of account.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 19th fiscal year

Agendum No. 2: Amendments to the Articles of Incorporation

Agendum No. 3: Election of 16 directors

Agendum No. 4: Election of a corporate auditor

Agendum No. 5: Payment of retirement benefits to retiring directors and a retiring corporate auditor

All agenda were approved and adopted as proposed.

Payment of Dividends

Information concerning payment of dividends, such as the number of shares held, dividends per share, aggregate amount of dividends, withholding income tax, amount of payment after tax, payment date and bank account, is mentioned.

Exhibit F

(Summary English Translation)

RECEIVED

2004 OCT 26 P 3: 24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 20, 2004

Mr. Norio Wada
President & CEO
Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT
CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita (Seal)
Representative Director and President

Request for Approval of Matters to be Resolved
at an Ordinary General Meeting of Shareholders

Article 253 of the Commercial Code of Japan provides that the matters to be resolved at an Ordinary General Meeting of Shareholders may be deemed to be resolved at an Ordinary General Meeting of Shareholders without holding such Meeting, with a written approval of all shareholders. Therefore, we would like to adopt the following agenda, which are matters to be resolved at an Ordinary General Meeting of Shareholders, pursuant to the aforesaid procedure.

Please indicate your approval in writing by filling in the date and signing or affixing your seal to the enclosed form entitled "Approval of the Agenda Proposed by the Company Concerning Matters to be Resolved at an Ordinary General Meeting of Shareholders", and return the form to us.

Particulars

Agenda proposed by the Company:

Agendum No. 1: Election of two directors

Names and brief personal histories of the candidates are mentioned.

Agendum No. 2: Election of a corporate auditor

Name and brief personal history of the candidate are mentioned.

Exhibit F

(Summary English Translation)

July 26, 2004

NTT URBAN DEVELOPMENT CORPORATION

Approval of the Agenda Proposed by the Company Concerning
Matters to be Resolved at an Ordinary General Meeting of Shareholders

Pursuant to the provisions of paragraph 1 of Article 253 of the Commercial Code of Japan, we approve the agenda proposed by the Company as described below.

Shareholder:

Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Norio Wada (Seal)
President & CEO

Particulars

Agenda proposed by the Company:

Agendum No. 1: Election of two directors

Names and brief personal histories of the candidates are mentioned.

Agendum No. 2: Election of a corporate auditor

Name and brief personal history of the candidate are mentioned.

Exhibit G

(Summary English Translation)

RECEIVED

2004 OCT 26 P 3: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 29, 2004

Mr. Norio Wada
President & CEO
Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita (Seal)
Representative Director and President

Request for Approval of Matters to be Resolved at an Ordinary General Meeting of Shareholders

Article 253 of the Commercial Code of Japan provides that the matters to be resolved at an Ordinary General Meeting of Shareholders may be deemed to be resolved at an Ordinary General Meeting of Shareholders without holding such Meeting, with a written approval of all shareholders. Therefore, we would like to adopt the following agenda, which are matters to be resolved at an Ordinary General Meeting of Shareholders, pursuant to the aforesaid procedure.

Please indicate your approval in writing by filling in the date and signing or affixing your seal to the enclosed form entitled "Approval of the Agenda Proposed by the Company Concerning Matters to be Resolved at an Ordinary General Meeting of Shareholders", and return the form to us.

Particulars

Agenda proposed by the Company:

Agendum No. 1: Election of a corporate auditor

Name and brief personal history of the candidate are mentioned.

Agendum No. 2: Revision of remuneration for corporate auditors

It is proposed that the remuneration for corporate auditors be revised, from the current limit of 3 million yen per month, to up to 5 million yen per month, taking into consideration the further reinforcement of the auditing system and other matters. The number of corporate auditors, which is three at present, will become four after approval of Agendum No.1.

Exhibit G

(Summary English Translation)

September 30, 2004

NTT URBAN DEVELOPMENT CORPORATION

Approval of the Agenda Proposed by the Company Concerning
Matters to be Resolved at an Ordinary General Meeting of Shareholders

Pursuant to the provisions of paragraph 1 of Article 253 of the Commercial Code of Japan, we approve the agenda proposed by the Company as described below.

Shareholder:

Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Norio Wada (Seal)
President & CEO

Particulars

Agenda proposed by the Company:

Agendum No. 1: Election of a corporate auditor

Name and brief personal history of the candidate are mentioned.

Agendum No. 2: Revision of remuneration for corporate auditors

It is proposed that the remuneration for corporate auditors be revised, from the current limit of 3 million yen per month, to up to 5 million yen per month, taking into consideration the further reinforcement of the auditing system and other matters. The number of corporate auditors, which is three at present, will become four after approval of Agendum No.1.

Exhibit H

(Summary English Translation)

RECEIVED

2004 OCT 26 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 29, 2004

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Kiyoshi Mita
Representative Director and President
(Code No. 8933)

Announcement of Issuance of New Shares and Secondary Distribution of Shares

At the meeting of the Board of Directors of the Company held on September 29, 2004, the Company resolved to issue new shares and offer its existing shares in connection with the listing of the shares of common stock of Company on the Tokyo Stock Exchange. The particulars are as follows:

1. Issuance of New Shares

(1) Number of the shares to be newly issued:	132,000 shares of common stock of the Company (It is expected that 74,000 shares will be offered in Japan and that 58,000 shares will be offered outside Japan. The final number of shares to be offered in and outside Japan respectively, however, is expected to be determined on October 25, 2004 within the above-mentioned limit of 132,000 shares, taking into consideration the market demand. Furthermore, the aggregate number of shares to be issued is subject to change at a meeting of the Board of Directors scheduled to be held on October 11, 2004.)
(2) Issue Price:	To be determined. (To be determined at a meeting of the Board of Directors scheduled to be held on October 11, 2004)
(3) Portion of the Issue Price not to be accounted for as stated capital:	To be determined. (To be determined at a meeting of the Board of Directors scheduled to be held on October 11, 2004)
(4) Method of public offering:	The shares will be offered concurrently in and outside Japan. (i) Japanese offering: Public offering through underwriting by purchase of the aggregate amount of the shares by Nomura Securities Co.,

Ltd., UBS Securities Japan Ltd, Mizuho Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Mitsubishi Securities Co., Ltd., Shinko Securities Co., Ltd., UFJTSUBASA Securities Co., Ltd., SMBC Friend Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., OKASAN SECURITIES CO., LTD., Ichiyoshi Securities Co., Ltd., Marusan Securities Co., Ltd., TOYO SECURITIES CO., LTD. and Cosmo Securities Co., Ltd.

(ii) International offering:

Offering in overseas market, mainly in Europe and the United States (provided, however, that the offering in the United States will be made only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act of 1933) through underwriting by purchase, severally but not jointly, by the international managers. Nomura International plc and UBS Limited are acting as the joint lead managers of the international managers.

Offer price of each of the Japanese offering and the international offering (the "Offer Price") will be determined on October 25, 2004, taking into consideration the market demand, the potential for changes in stock market up to the date of listing of the shares of common stock of the Company on the stock exchange and other conditions based on the provisional Offer Price range, which will be no less than the Issue Price to be determined at a meeting of the Board of Directors to be held on October 11, 2004; provided, however, that in the event that the Purchase Price (the amount to be paid to the Company by the underwriters), which will be determined concurrently with the Offer Price, falls below the Issue Price, the issuance of new shares shall be cancelled.

In the event that either the Japanese offering or the international offering is cancelled, the other shall be cancelled concurrently. Furthermore, in the event that the secondary distribution of the shares through underwriting by purchase by the underwriters mentioned in 2. is cancelled, both the Japanese offering and the international offering shall be cancelled.

(5) Settlement bank: Head office of Mizuho Corporate Bank, Ltd.

(6) Underwriters' commission: No commission shall be payable by the Company to the underwriters, but in lieu thereof, the difference between

	the amount of the Offer Price and the Purchase Price shall constitute the proceeds of the underwriters.
(7) Subscription period in respect of the Japanese offering:	From Tuesday, October 26, 2004 to Friday, October 29, 2004
(8) Number of shares per unit for subscription	One share
(9) Closing date	Wednesday, November 3, 2004
(10) Delivery date	Thursday, November 4, 2004
(11) Dividend accrual date	Friday, October 1, 2004

(12) The Issue Price, the portion of the Issue Price not to be accounted for as stated capital and other matters in connection with the issuance of new shares, for which resolution at a meeting of the Board of Directors is required under the Commercial Code of Japan, will be determined at a meeting of the Board of Directors to be held hereafter.

(13) The offering in Japan of the shares shall be subject to the effectiveness of the filing under the Securities and Exchange Law of Japan.

2. Secondary Distribution of the Shares

(1) Number of the shares to be offered:	(i) 66,000 shares of common stock of the Company (Shares to be offered through underwriting by purchase by the underwriters) The number of the shares to be offered is subject to change. (ii) Up to 21,000 shares of common stock of the Company (Additional shares to be offered through over-allotment)
(2) Offer price:	To be determined. (To be determined on October 25, 2004.) Offer price in respect of the secondary distribution of the shares shall be the same as the Offer Price in respect of the issuance of new shares mentioned in 1. above.
(3) Selling shareholders and number of the shares to be sold:	(i) Secondary distribution through underwriting by purchase by the underwriters: Nippon Telegraph and Telephone Corporation 3-1, Otemachi 2-chome

Chiyoda-ku, Tokyo

66,000 shares

(ii) Secondary distribution through over-allotment:
Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo

up to 21,000 shares

(4) Method of secondary distribution:	(i) Secondary distribution through underwriting by purchase by the underwriters: The shares will be offered in Japan through underwriting by purchase of the aggregate amount by the underwriters mentioned in 1.(4)(i) above. In the event that either the Japanese offering or the international offering is cancelled, the secondary distribution through underwriting by purchase by the underwriters shall also be cancelled. (ii) Secondary distribution through over-allotment: Nomura Securities Co., Ltd. will offer the shares, which the Company borrowed from Nippon Telegraph and Telephone Corporation, in Japan on the same terms as the secondary distribution through underwriting by purchase by the underwriters. In the event that either the Japanese offering or the secondary distribution through underwriting by purchase by the underwriters is cancelled, the secondary distribution through over-allotment shall also be cancelled.
(5) Underwriters' commission:	No commission shall be payable by the Company to the underwriters, but in lieu thereof, the difference between the amount of the Offer Price and the Purchase Price shall constitute the proceeds of the underwriters.
(6) Subscription period:	From Tuesday, October 26, 2004 to Friday, October 29, 2004
(7) Number of shares per unit for subscription:	One share
(8) Delivery date	Thursday, November 4, 2004

(9) The Offer Price and other matters in connection with the secondary distribution of the shares, for which approval at a meeting of the Board of Directors is required under the Commercial Code of Japan, will be approved at a meeting of the Board of Directors to be held hereafter.

(10) The secondary distribution of the shares shall be subject to the effectiveness of the filing under the Securities and Exchange Law of Japan.

Note: The purpose of this press release is to make a general public announcement, and it is not intended to solicit investments in the Company. When making an investment, investors are advised to do so based on their own judgment upon having read "the prospectus (including any amendments thereto)" prepared by the Company. This press release does not constitute an offer of securities in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of an offering circular in English that will contain detailed information about the Company and its management, as well as financial statements, and such offering circular may be obtained from the Company or any selling shareholder. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Exhibit I

(Summary-English Translation)

RECEIVED
2004 OCT 26 P 3: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 29, 2004

To whom it may concern:

NTT URBAN DEVELOPMENT
CORPORATION
Kiyoshi Mita
Representative Director and President
(Code No. 8933)

Forecast of Business Results for the Year Ending March 31, 2005
and the Six Months Ending September 30, 2004

Forecast of business results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005) and the six months ending September 30, 2004 (from April 1, 2004 to September 30, 2004) is as follows:

Consolidated Annual Results

(units: millions of yen, except for per share data)

	Year ending March 31, 2005 (estimated)			Year ended March 31, 2004 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	93,878	100.0%	100.3%	93,556	100.0%
Ordinary income	11,413	12.2%	132.5%	8,615	9.2%
Net income	6,284	6.7%	168.0%	3,740	4.0%
Net income per share	9,546.66 yen			7,007.92 yen	

Non-Consolidated Annual Results

(units: millions of yen, except for per share data)

	Year ending March 31, 2005 (estimated)			Year ended March 31, 2004 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	87,383	100.0%	102.8%	84,977	100.0%
Ordinary income	11,154	12.8%	133.2%	8,376	9.9%
Net income	6,109	7.0%	173.0%	3,531	4.2%
Net income per share		9,280.80 yen		6,609.77 yen	
Dividend per share		5,000 yen		5,000 yen	

(Note)

1. *Net income per share for the year ended March 31, 2004 is calculated by dividing net income by the average number of outstanding shares for the period. Net income per share for the year ending March 31, 2005 is calculated by dividing the estimated net income by the number of outstanding shares as of the end of the period, which is scheduled to be 658,240 shares including new shares of 132,000 shares.*

2. *In calculation of net income per share for the year ended March 31, 2004, "Accounting Standards for Net Income per Share" (Corporate Accounting Standards No.2) and "Applicable Guideline of Accounting Standards for Net Income per Share" (Applicable Guideline of Corporate Accounting Standards No.4) are applied. However, these standards and guideline are not applied in calculation of the estimated net income per share for the year ending March 31, 2005.*

Consolidated Interim Results

(units: millions of yen)

	Six months ending September 30, 2004 (estimated)			Six months ended September 30, 2003 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	44,952	100.0%	103.6%	43,371	100.0%
Ordinary income	6,728	15.0%	95.7%	7,033	16.2%
Interim net income	3,861	8.6%	108.5%	3,557	8.2%

Non-Consolidated Interim Results

(units: millions of yen)

	Six months ending September 30, 2004 (estimated)			Six months ended September 30, 2003 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	41,311	100.0%	107.3%	38,485	100.0%
Ordinary income	6,585	15.9%	97.2%	6,772	17.6%
Interim net income	3,777	9.1%	111.1%	3,400	8.8%

Note: The purpose of this press release is to make a general public announcement, and it is not intended to solicit investments in the Company. When making an investment, investors are advised to do so based on their own judgment upon having read "the prospectus (including any amendments thereto)" prepared by the Company. This press release does not constitute an offer of securities in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of an offering circular in English that will contain detailed information about the Company and its management, as well as financial statements, and such offering circular may be obtained from the Company or any selling shareholder. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Exhibit J

(Summary English Translation)

RECEIVED

2004 OCT 26 P 3: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 12, 2004

To whom it may concern:

NTT URBAN DEVELOPMENT
CORPORATION
Kiyoshi Mita
Representative Director and President
(Code No. 8933)

Announcement of Determination of Issue Price of the Shares to be Newly Issued and Provisional Offer Price Range for Book Building

At the meeting of the Board of Directors of the Company held on October 11, 2004, the Company determined the Issue Price and other undetermined matters in connection with the issuance of new shares approved and adopted at the meeting of the Board of Directors of the Company held on September 29, 2004. Please note that the Issue Price differs from the offer price (the "Offer Price") to be determined later by book building and the amount to be paid to the Company by the underwriters (the "Purchase Price"). The particulars are as follows:

1.	Issue Price:	340,000 yen per share (In the event that the Purchase Price falls below the Issue Price, the issuance of new shares shall be cancelled.)
2.	Portion of the Issue Price not to be accounted for as stated capital:	170,000 yen per share (In the event that the Purchase Price exceeds the Issue Price, the amount of such excess shall not be accounted for as stated capital.)
3.	Provisional Offer Price Range:	Ranging from 400,000 yen to 450,000 yen

4. Reasons for determination of provisional Offer Price range:

The provisional Offer Price range was determined taking into consideration various matters, such as main businesses, operating results and financial conditions of the Company, comparison with other publicly-held companies engaging in businesses, etc. similar to those of the Company, opinions and estimates for demand of institutional investors expected to have high ability for price assessment, current market conditions, recent market reactions to initial public offerings and the potential for changes in stock market up to the date of listing.

Note: The purpose of this press release is to make a general public announcement, and it is not intended to solicit investments in the Company. When making an investment, investors are advised to do so based on their own judgment upon having read "the prospectus (including any amendments thereto)" prepared by the Company. This

press release does not constitute an offer of securities in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of an offering circular in English that will contain detailed information about the Company and its management, as well as financial statements, and such offering circular may be obtained from the Company or any selling shareholder. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

(Summary English Translation)

RECEIVED
2004 OCT 26 P 3: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 25, 2004

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Kiyoshi Mita
Representative Director and President
(Code No. 8933)

Announcement of Determination of Offer Price
and Determination of Number of New Shares to be Offered
in the Japanese Offering, the International Offering
and the Secondary Distribution through Over-Allotment

The offer price in respect of the public offering and the secondary distribution of the shares of common stock of the Company (hereinafter referred to as the "Offer Price"), as well as the number of shares to be offered in the Japanese offering, the international offering and the secondary distribution through over-allotment, respectively, have been determined. The particulars are as follows:

1.	Offer Price:	450,000 yen per share
2.	Number of new shares to be offered:	66,300 shares in the Japanese offering 65,700 shares in the international offering
3.	Number of shares to be offered in the secondary distribution through over-allotment:	21,000 shares

3. Reasons for determination of the Offer Price and the numbers of new shares to be offered in the Japanese offering and the international offering:

With respect to the determination of the Offer Price, book building was conducted mainly towards institutional investors in and outside Japan, based on the provisional Offer Price range between 400,000 yen and 450,000 yen.

In the book building process, 74,000 shares, 66,000 shares, up to 21,000 shares and 58,000 shares were reported in demand for the Japanese offering, the secondary distribution through underwriting by purchase by the underwriters, the secondary distribution through over-allotment and the international offering, respectively (hereinafter collectively referred to as the "Offering Size").

Features of the book building were as follows:

(1) The total number of shares reported in demand well exceeded the Offering Size and a significant portion of the number of shares reported in demand focused on the maximum price of the provisional Offer Price range.
(2) The total number of subscription reported in demand was high.
(3) The number of shares reported in demand outside Japan was high.

Based on the above-mentioned features of the book building, the Offer Price was determined at ¥450,000, the price at which demand is expected to exceed the Offering Size, taking into consideration various matters, such as satisfaction of the number of shareholders required for listing, current market conditions, recent market reactions to initial public offerings and the potential for changes in stock market up to the date of listing. The Purchase Price was set at ¥428,400.

Furthermore, taking into consideration the above-mentioned features of the book building, the numbers of new shares to be offered in the Japanese offering and the international offering were set at 66,300 shares and 65,700 shares, respectively.

Note: The purpose of this press release is to make a general public announcement, and it is not intended to solicit investments in the Company. When making an investment, investors are advised to do so based on their own judgment upon having read "the prospectus (including any amendments thereto)" prepared by the Company. This press release does not constitute an offer of securities in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of an offering circular in English that will contain detailed information about the Company and its management, as well as financial statements, and such offering circular may be obtained from the Company or any selling shareholder. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.